

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 23, 2018

Via E-mail
Gerald Brock
President
SkyWolf Wind Turbine Corp.
156 Court Street
Geneseo, NY 14454

**Re:    SkyWolf Wind Turbine Corp.**
**Amendment No. 5 to Registration Statement on Form S-1**
**Filed July 6, 2018**
**File No. 333-218013**

Dear Mr. Brock:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our May 20, 2018 letter.

Current Commitments, page 26

1.    We note your revised disclosure in response to prior comment 2.  Please revise to further clarify whether Brown Energy is obligated to make the 60% down payment you disclose and, if so, tell us what section of which exhibit represents that obligation.  Also, revise to disclose what rights you have if Brown Energy does not make such payment.

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters.  Please contact Caleb French at (202) 551-6947 or Heather Percival, Senior Attorney, at (202) 551-3498 with any other questions.

Sincerely,

/s/ Heather Percival for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc:     Lee W. Cassidy, Esq.
        Cassidy & Associates